EXHIBIT 99.1

Costamare Inc. Announces Spin-Off of Its Dry Bulk Business

MONACO, Feb. 27, 2025 (GLOBE NEWSWIRE) -- Costamare Inc. (NYSE:CMRE) today announced its intent to spin-off the Company’s dry bulk business into a standalone company, Costamare Bulkers Holdings Limited. The planned spin-off will result in two separate, publicly traded companies:

  Costamare Inc. will remain a global container shipping provider, retaining the owned container vessels and Neptune Maritime Leasing Limited businesses
  Costamare Bulkers Holdings Limited will be an international owner and operator of dry bulk vessels and will hold the owned dry bulk vessels and the CBI operating platform

The Costamare Inc. board believes the proposed separation will unlock the inherent value within the two companies, which have unique growth prospects and investment opportunities. The separation is expected to provide compelling benefits for all stakeholders, including:

  Improved financial flexibility to pursue distinct operating priorities and strategic initiatives focused on the container and dry bulk shipping markets, respectively
  Enabling management teams of both companies to enhance focus on individualized opportunities for long-term growth and profitability
  Two separate, pure-play investment opportunities for different investor bases
  A simplified structure with separate, focused balance sheets and capital allocation strategies tailored to each business driving operating efficiency and value creation

Shares of Costamare Bulkers Holdings Limited are expected to be listed on the New York Stock Exchange. Costamare Inc. is targeting to complete the spin-off as soon as practicable this calendar year, subject to various conditions, including regulatory approvals and obtaining the final approval of the Costamare Inc. board of directors. However, there can be no assurance that a separation transaction will occur, or if one does occur, of its terms or timing.

While no definitive decision has been made, the spin-off is expected to be completed via a pro rata distribution by Costamare Inc. of all of the shares it owns of Costamare Bulkers Holdings Limited to Costamare Inc. shareholders based on a distribution ratio that is set at the time the distribution is formally declared.

Advisors
Morgan Stanley & Co. LLC is serving as financial advisor to Costamare Inc. and Cravath, Swaine & Moore LLP is serving as legal counsel.

About Costamare Inc.
Costamare Inc. is one of the world’s leading owners and providers of containerships and dry bulk vessels for charter. The Company has 51 years of history in the international shipping industry and a fleet of 68 owned containerships, with a total capacity of approximately 513,000 TEU and 38 owned dry bulk vessels with a total capacity of approximately 3,016,000 DWT (including one vessel we have agreed to sell). The Company also has a dry bulk operating platform (CBI) which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. The Company participates in a leasing business. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements
This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions, or by express or implied discussions regarding the potential completion of the announced spin-off of Costamare Bulkers Holdings Limited, regarding whether the announced spin-off is in the best interests of shareholders, regarding the future commercial performance of Costamare Inc. or Costamare Bulkers Holdings Limited, or regarding any potential strategic benefits, synergies or opportunities as a result of these actions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. There can be no guarantee that the proposed transaction will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Costamare Inc. or a separate dry bulk business will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of these actions, that shareholders will achieve any particular level of shareholder returns or that the spin-off of Costamare Bulkers Holdings Limited will be in the best interests of shareholders. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934).

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com